Exhibit 1

Oi S.A. – IN JUDICIAL REORGANIZATION

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE 275th MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 16, 2021.

I.           DATE, TIME AND PLACE OF THE MEETING: On February 16, 2021, at 6:00p.m., held by deliberative circuit pursuant to paragraph 1 of article 29 of the Company's Bylaws.

II.       CALL NOTICE: Made by individual messages sent to the Board Members.

III.       QUORUM AND ATTENDANCE: All members of the Board of Directors, signed below, were present, as well as Srs. Rodrigo Modesto de Abreu, Camille Loyo Faria, Paulo Seidel e Arthur Jose Lavatori Correa, as representatives of the Company. Mr. Jose Augusto da Gama Figueira also attended the meeting, as consultant.

IV.        BOARD: Chairman of the Meeting: Mr. Eleazar de Carvalho Filho; and Secretary of the Meeting: Mrs. Luciene Sherique Antaki.

V.          AGENDA: (1) Raising of funds by Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), which is indirectly controlled by the Company, through the issue of Debentures Convertible into BTCM shares; (2) Obtaining the approval of the holders of the Bonds issued by the Company, pursuant to a Solicitation of Consents, for the execution of the amendment to the Indenture to the Bonds, dated July 27, 2018, entered into by the Company, the guarantors and The Bank of New York Mellon ("Indenture"); and (3) Execution of the amendment to the Indenture, pursuant to the Solicitation of Consents.

VI.      RESOLUTIONS: After the Meeting was called to order by the Chairman, with reference to item (1) of the Agenda, the Board Members, in compliance with the provisions of items xv and xviii of Art. 31 of the Company's Bylaws, unanimously approved, after analyzing the detailed materials submitted by the Company, the raising of funds by BTCM, by means of the 1st (First) Issue of Secured Debentures Convertible into BTCM Shares, of the Type with Real Guarantee, in a Single Series, for private placement ("Issue"), as well as the provision of guarantees by BTCM within the scope of the Issue and pursuant to the Deed (as defined below). The Issue shall be carried out in accordance with the terms and conditions set forth in the "Private Instrument of Deed of the 1st (first) Issue of Secured Debentures Convertible into Shares, of the Type with Real Guarantee, in a Single Series, for Private Placement, of Brasil Telecom

Oi S.A. – In Judicial Reorganization

Minutes of the 275th Meeting of the Board of Directors

Held on February 16, 2021

Comunicação Multimídia S.A. to be entered into between, on the one side, BTCM, and, on the other side, Lublin Fundo de Investimento em Participações Multiestratégia and Jupiter Fundo de Investimento em Participações Multiestratégia, with the intervention and consent of the Company and its subsidiaries Oi Móvel S.A. - Em Recuperação Judicial, indirectly controlled by the Company, and Telemar Norte Leste S.A. - In Judicial Reorganization, directly controlled by the Company. The Company's management is authorized to perform all acts and execute all documents necessary to implement and formalize the resolution taken herein, in accordance with the presented materials. Regarding item (2) of the Agenda, the Board Members were informed that a process will be initiated to obtain the approval of the holders of the "10,000%/12,000% Senior PIK Toggle Notes due 2025 (CUSIP No. P7354P AA2; ISIN No. USP7354PAA23)" issued by the Company ("Bonds"), to enter into an amendment to Indenture, pursuant to the "Solicitation of Consents for Proposed Amendments to the Indenture Related to the U.S.$1,653,557,000 10,000/12,000% Senior PIK Toggle Notes due 2025 (CUSIP No. P7354P AA2; ISIN No. USP7354PAA23)" ("Solicitation of Consents"), the principal terms and conditions of which were presented at the meeting. Finally, with regard to item (3) of the Agenda, the Members of the Board of Directors were informed that an amendment to the Indenture will be entered into to align its clauses and conditions with the terms and conditions of the Amendment to the Company's Judicial Reorganization Plan confirmed by the Judge of the 7th Judicial Business Court of the Capital City of the State of Rio de Janeiro on October 5, 2020 and to reflect the terms of the Solicitation of Consents.

VII.    CLOSING: With nothing further to discuss, the Chairman of the Meeting adjourned the Meeting, and these minutes were drafted, read and approved, and signed by the totality of Board Members and by the Secretary of the meeting. (a.a) Mr. Eleazar de Carvalho Filho (Chairman of the Meeting), Marcos Grodetzky, Roger Solé Rafols, Henrique José Fernandes Luz, Marcos Bastos Rocha, Paulino do Rego Barros Jr., Claudia Quintella Woods, Luís Maria Viana Palha da Silva, Armando Lins Netto, Mateus Affonso Bandeira and Maria Helena dos Santos F. Santana.

These minutes are a true copy of the original drawn up in the proper book.

Rio de Janeiro, February 16, 2021.

Luciene Sherique Antaki

Secretary of the Meeting

Oi S.A. – In Judicial Reorganization

Minutes of the 275th Meeting of the Board of Directors

Held on February 16, 2021